LEHIGH TAX CREDIT PARTNERS L.L.C.
                               625 Madison Avenue
                           New York, New York 10022

                                                                 April 10, 1997

                       $588.20 PER BAC OFFER TO PURCHASE

To BACs holders in Liberty Tax Credit Plus III L.P.:

     Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), is offering to purchase up to 17,500 of the outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests of Liberty Tax Credit Plus III L.P. (the "Partnership") for a cash purchase price of $588.20 per BAC, net to the seller in cash, upon the terms and subject to the conditions in the attached Offer to Purchase, dated April 10, 1997, and the related Letter of Transmittal (which together constitute the "Offer"). The Purchase Price will be automatically reduced by $10 per BAC for each month (or part of a month) between May 31, 1997 and the date of transfer for BACs transferred after May 31, 1997. THE PURCHASER AND RELATED CREDIT PROPERTIES III L.P., A GENERAL PARTNER OF THE PARTNERSHIP, ARE AFFILIATED.

     Unless extended by the Purchaser, the Offer will expire at midnight, New York City time, on May 8, 1997. The Offer is not conditioned upon any minimum number of BACs being tendered; however, tenders of less than all BACs owned by a BACs holder that would result in a BACs holder holding less than 5 BACs will not be accepted.

     The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your BACs. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

     The Offer is being made to provide BACs holders that have a current or anticipated need or desire for liquidity with an opportunity to sell their BACs. Such BACs holders may feel that their circumstances have changed such that anticipated future allocation of tax credits and tax losses will no longer be beneficial to them. The Offer is also being made to establish a standard for tender offers for BACs by which any future tender offers might be judged. The Purchaser's review of past tender offers in the real estate limited partnership market led the Purchaser to conclude that an acceptable precedent for a tender offer for BACs needed to be given to BACs holders.

     You must decide whether to tender your BACs based on your own particular circumstances. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND OTHER IMPLICATIONS TO YOU OF ACCEPTING THE OFFER.

     If you need additional information regarding the Offer or need assistance in tendering your BACs, please do not hesitate to call Denise Bernstein, c/o Related Capital Company, at (800) 600-6422 (ext. 2030).

                                              LEHIGH TAX CREDIT PARTNERS L.L.C.